June 18, 2025

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

       Re: TPG Private Equity Opportunities, L.P.
           Response letter dated April 29, 2025
           Registration Statement on Form 10-12G
           Filed February 19, 2025
           File No. 000-56717
Dear Jack Weingart:

       We have reviewed your April 29, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
12, 2025 letter.

Response dated April 29, 2025
Repurchase Program, page 15

1. Please be advised that wecontinue to consider your response to comments 8, 9, 10, and 11 and may have additional comments on these matters.
General

2. We note your response to prior comment 5. Please provide us with sales or marketing materials you use so we may consider in connection with the review of the Form 10 disclosure.
        Please contact William Schroeder at 202-551-3294 or Marc Thomas at 202-551-3452
if you have questions regarding comments on the financial statements and related
 June 18, 2025
Page 2

matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Benjamin Wells